SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WINS ITS CASE AGAINST TRAVEL GIANT BOOKING.COM IN
DELAWARE COURT RULING

JURY RULES THAT BOOKING.COM VIOLATED U.S. COMPUTER FRAUD AND ABUSE ACT (CFAA)
WITH INTENT TO DEFRAUD RYANAIR

JURY DISMISSES BOOKING.COM'S COUNTERCLAIM AGAINST RYANAIR ARGUING
DEFAMATION, AND UNFAIR COMPETITION

Ryanair Holdings Plc, today (Fri 19 Jul), welcomed the unanimous verdicts of the jury in the Delaware District Court, which last evening unanimously ruled in favour of Ryanair's claims that Booking.com had violated the US Computer Fraud and Abuse Act, causing loss to Ryanair. The jury also ruled that Booking.com had done so knowingly with "intent to defraud", and that Ryanair had suffered economic harm as a result of Booking.com's unlawful screenscraping activity.

The Delaware Court jury also dismissed all Booking.com's counterclaims against Ryanair, which included claims for defamation, unfair competition, and deceptive trade practices. These Delaware Court rulings prove that Booking.com was knowingly engaged in unlawful screenscraping of the Ryanair.com website, with an intent to defraud Ryanair. Ryanair has long complained about the deceptive practices of OTA Pirates like Booking.com, who used intermediate software providers to scrape Ryanair's website, and then use this information to overcharge consumers for Ryanair air fares and/or ancillary services but mask these anti-consumer practices by making bookings using fake customer emails and fake customer payment cards.

Ryanair's CEO Michael O'Leary said:

"Ryanair and our customers warmly welcome yesterday's unanimous jury ruling in the Delaware Court, which comprehensively (found in favour of Ryanair, proving that the travel industry giant Booking.com had illegally "scraped" Ryanair's website, and did so with an intention to defraud both Ryanair and ordinary consumers, which was in breach of the US Computer Fraud and Abuse Act. We expect that this ruling will end the internet piracy and overcharging perpetrated on both airlines and other travel companies and consumers by the unlawful activity of OTA Pirates like Booking.com.

It is unacceptable that global giants, like Booking.com (mkt cap $133 billion), have been engaged in these illegal and deceptive practices for many years with the intent to defraud both Ryanair and consumers. Ryanair has fought to protect consumers and ensure that they have direct access to Ryanair's low fares, and our low-price ancillary services without OTAs, like Booking.com and others, inserting themselves into this relationship in order to overcharge unsuspecting consumers who believe they are booking directly with Ryanair, but in fact are being duped into booking (at inflated prices) via these OTA Pirates like Booking.com.

We also welcome the Delaware Courts rejection of Booking.com's counterclaims that they had been defamed by Ryanair when calling them an OTA Pirate. We hope these Delaware Court rulings will now see an end to OTA Pirates illegally screenscraping travel websites like Ryanair.com, and will force consumer agencies across the UK and Europe to finally take action to outlaw this illegal screenscraping and over charging of consumers for flights and ancillary services.

This ruling is a great victory for low fare air travel, and it's a great win for the travelling public as well. We sincerely thank the District Court of Delaware and the jury for their ruling, which completely vindicates Ryanair's case against Booking.com on behalf of our customers. We now call on Booking.com's vastly overpaid CEO Glen Fogel ($46m pay in 2023) that he and his company will cease scraping the Ryanair.com website and stop overcharging consumers with inflated air fares and ancillary services, now that Booking.com has been found to be in breach of the US Computer Fraud and Abuse Act."

ENDS
For further info
please contact:	Ryanair Press Office
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 July, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary